Global Town Hall CONFIDENTIAL Filed by Baxalta Incorporated Pursuant to Rule 425 under the Securities Act of 1933 And deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Baxalta Incorporated Commission File No.: 001-36782

Why have we decided to combine with Shire? In a short time, we made incredible progress in our journey as a public company We were not seeking to sell Baxalta However, successful and valuable companies will always have suitors—and Shire has tremendous respect for what we have built: They saw value in our businesses, in our outstanding people, in our remarkable culture and in our future prospects Ultimately, Shire’s offer was in the best interest of all Baxalta stakeholders

The path forward Combination will create the global market leader in rare diseases with compelling financials, a strong and diversified product portfolio across growing, multi-billion-dollar TAs and innovative science Common passion to serve patients Strong and experienced workforce Strengthened investment capability Enhanced global footprint

Introduction to Shire Headquartered in Dublin with operations around the world, including Lexington, Massachusetts 5,000+ employees Focused on delivering innovative medicines that help patients with rare diseases and specialty conditions lead better lives Leader across diverse franchises: Neurology Ophthalmology GI Endocrinology Highly complementary portfolio with little overlap

Becoming the #1 platform for rare diseases innovation and growth

Combined company will have a strong product portfolio with a focus on rare diseases Neuro / Ophth. 2014 product sales: $2.2B Oncology 2015E product sales: $0.1B GI / IM 2014 product sales: $1.3B Rare disease 2014 product sales: $2.3B Hematology 2015E product sales: ~$4B Immunology 2015E product sales: $2.5B+ From Shire From Baxalta

Until closing, we will continue to operate as two separate entities Stay focused on delivering for our patients and customers Continue to drive business priorities Maintain “business as usual” for customers and partners Get distracted from our core mission Engage with Shire beyond agreed transition / integration processes DO DON’T

Integration begins Integration Planning Teams formed (companies independent until closing) Analyst/ investor roadshow Shareholder approvals Antitrust and SEC filings Merger agreement signed Phase I Phase II Phase III Integration Timeline ~Q2 2016 Merger closing

More details will come Where can I get more information? IMO IMO will provide timely and relevant updates A deal resource center will soon be launched on our Intranet Will include a Q&A that will incorporate your questions and be kept up to date Please know some answers will come later as the integration team’s work progresses We will have the opportunity to hear directly from Shire soon

Going forward: Remaining focused This next step is a reflection of the progress Baxalta has made and all we have accomplished We recognize change can be difficult – but this is a test of the Baxalta Spark. Our patients and customers have never counted on us more We all need to remain focused and be leaders to ensure that this transition is seamless for everyone that depend on us We will emerge as a different organization. So will Shire. The best ideas and values from each company will result in a new organization better than either company could be on its own

No matter what our corporate structure, patients are at the center of everything we do The Promise of the Spark Roberto Hemophilia patient Takesha PI patient Taylor Onco patient

Q A &

Forward-Looking Statements

This communication includes forward-looking statements. Use of the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “seeks,” “intends,” “evaluates,” “pursues,” “anticipates,” “continues,” “designs,” “impacts,” “affects,” “forecasts,” “target,” “outlook,” “initiative,” “objective,” “designed,” “priorities,” “goal,” or the negative of those words or other similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. These forward-looking statements may include statements with respect to, among other things, the proposed merger with Shire, including the expected timing of completion of the merger; the benefits of the merger; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts.

These forward-looking statements are based on numerous assumptions (some of which may prove to be incorrect) and are subject to risks, uncertainties and other factors that could cause actual results and events to differ materially from those expressed or implied by these forward-looking statements, including the following risks, uncertainties and other factors:

•	the inability to complete the merger due to the failure to obtain the approval of Baxalta’s or Shire’s stockholders or the failure to satisfy other conditions to completion of the merger;

•	the failure to obtain regulatory approvals required for the merger, or required regulatory approvals delaying the merger or causing the parties to abandon the merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the outcome of any legal proceeding that may be instituted against Baxalta and others following the announcement of the merger;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the effect of the announcement of the merger on Baxalta’s client relationships, operating results and business generally, including without limitation the ability to retain key employees;

•	the failure of Shire to obtain the necessary financing for the merger;

•	the risk that the benefits of the merger, including synergies, may not be fully realized or may take longer to realize than expected;

•	the failure of relevant tax opinions to be obtained on acceptable conditions or at all;

•	the risk that the merger may not advance the combined company’s business strategy;

•	the risk that the combined company may experience difficulty integrating Baxalta’s employees or operations;

•	the potential diversion of Baxalta’s management’s attention resulting from the proposed merger;

•	demand for and market acceptance of risks for and competitive pressures related to new and existing products;

•	product development risks, including satisfactory clinical performance, the ability to manufacture at appropriate scale, and the general unpredictability associated with the product development cycle;

•	product quality or patient safety issues, leading to product recalls, withdrawals, launch delays, sanctions, seizures, litigation, loss of confidence or declining sales;

•	future actions of FDA, EMA or any other regulatory body or government authority that could delay, limit or suspend product development, manufacturing or sale or result in seizures, recalls, injunctions, loss of customer confidence, monetary sanctions or criminal or civil liabilities;

•	failures with respect to Baxalta’s compliance programs;

•	global regulatory, trade and tax policies;

•	the impact of competitive products and pricing, including generic competition, drug re-importation and disruptive technologies;

•	Baxalta’s ability to identify business development and growth opportunities and to successfully execute on its business development strategy;

•	Baxalta’s ability to realize the anticipated benefits from its joint product development and commercialization arrangements, governmental collaborations and other business development activities or to identify and enter into additional such opportunities in the future;

•	future actions of third parties, including third-party payors, as healthcare reform and other similar measures are implemented in the United States and globally;

•	the impact of U.S. healthcare reform and other similar actions undertaken by foreign governments with respect to pricing, reimbursement, taxation and rebate policies;

•	additional legislation, regulation and other governmental pressures in the United States or globally, which may affect pricing, reimbursement, taxation and rebate policies of government agencies and private payors or other elements of Baxalta’s business;

•	fluctuations in supply and demand and the pricing of plasma-based therapies;

•	the availability and pricing of acceptable raw materials and component supply;

•	inability to create additional production capacity in a timely manner or the occurrence of other manufacturing or supply difficulties;

•	the ability to protect or enforce Baxalta’s owned or in-licensed patent or other proprietary rights (including trademarks, copyrights, trade secrets and know-how) or patents of third parties preventing or restricting Baxalta’s manufacture, sale or use of affected products or technology;

•	Baxalta’s ability to develop and sustain relationships with institutional partners;

•	the impact of global economic conditions on Baxalta and its customers and suppliers, including foreign governments in certain countries in which Baxalta operates;

•	fluctuations in foreign exchange and interest rates;

•	any changes in law concerning the taxation of income, including income earned outside the United States;

•	breaches or failures of Baxalta’s information technology systems;

•	loss of key employees or inability to identify and recruit new employees;

•	the outcome of pending or future litigation;

•	the adequacy of Baxalta’s cash flows from operations to meet its ongoing cash obligations and fund its investment program;

•	Baxalta’s ability to successfully develop and introduce biosimilar products;

•	Baxalta’s operations as an independent company;

•	the costs and temporary business interruptions related to the separation;

•	Baxter’s performance under various transaction agreements that will be executed as part of the separation;

•	Baxalta’s ability to transition away from the services to be provided by Baxter pursuant to the transition services agreement, manufacturing and supply agreement and other agreements with Baxter in a timely manner;

•	potential indemnification liabilities owed to Baxter after the separation;

•	the tax treatment of the distribution and the limitations imposed on Baxalta under the tax matters agreement that Baxalta entered into with Baxter;

•	restrictions on post-separation activities in order to preserve the tax-free treatment of the separation;

•	potential conflicts of interest for certain of Baxalta’s executive officers and directors because of their previous or continuing positions at Baxter;

•	Baxalta’s ability to achieve benefits from the separation in a timely manner;

•	the incurrence of substantial indebtedness following the separation from Baxter;

•	Baxalta’s ability to access the capital markets following the separation from Baxter;

•	changes to the timing of the subsequent disposal of the equity retained by Baxter; and

•	other factors identified in Baxalta’s and Shire’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. The Company does not undertake to update any forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This communication relates to the proposed business combination between Baxalta and Shire. The proposed combination will be submitted to Baxalta’s and Shire’s shareholders for their consideration and approval. In connection with the proposed combination, Baxalta and Shire will file relevant materials with (i) the SEC, including a Shire registration statement on Form S-4 that will include a proxy statement of Baxalta and a prospectus of Shire, and (ii) the Financial Conduct Authority (FCA) in the UK, including a prospectus relating to Shire’s ordinary shares to be issued in connection with the proposed combination and a circular to the shareholders of Shire. The Company will mail the proxy statement/prospectus to its stockholders and Shire will mail the circular to its shareholders. This communication is not a substitute for the registration statement, proxy statement/prospectus, UK prospectus, circular or other document(s) that Baxalta and/or Shire may file with the SEC or the FCA in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND PARENT ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE UK PROSPECTUS AND CIRCULAR WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PARENT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors may request copies of the documents filed with the SEC by Baxalta by directing a request to Mary Kay Ladone at mary.kay.ladone@baxalta.com or (224) 948-3371. Investors may request copies of the documents filed with the SEC by Shire by directing a request to Shire’s Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire’s Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@Shire.com.

Certain Information Regarding Participants

The Company, Shire and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Baxalta’s directors and executive officers in Baxalta’s registration statement on Form S-1, which was filed with the SEC on September 1, 2015. You can find information about Shire’s directors and executive officers in Shire’s Annual

Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015. Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the registration statement, proxy statement/prospectus or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Baxalta or Shire as described above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.